Filed by Data Return Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934 Commission File No. 0-27801
Subject Company: Data Return Corporation

[DATA RETURN LOGO]

                              FOR:  Data Return Corporation

                         CONTACTS:  Stuart Walker
                                    Chief Financial Officer
                                    972-869-0770



                                    Stephanie Prince/Ian Hirsch
                                    Press: Emily Brunner
                                    Morgen-Walke Associates, Inc.
                                    212-850-5600

               DATA RETURN REPORTS FISCAL SECOND QUARTER RESULTS
                *EBITDA Improves due to Cost-Cutting Initiatives
                      * Signs 32 New Enterprise Customers

Dallas (Nov. 9, 2001)- Data Return Corporation (NASDAQ: DRTN), the company that provides a higher standard of managed hosting, today reported results for the second fiscal quarter 2002 ended September 30, 2001.

Revenue for the second quarter of fiscal 2002 was $12.2 million as compared to $12.4 million in the prior year period and $13.6 million in the previous quarter. Cash gross margin, net of depreciation and amortization, was 37.2% as compared to 30.7% in the second quarter of fiscal 2001 and 33.6% in the first quarter. Servers managed by the Company totaled 1,252 with $2,904 average revenue per server.

Second quarter EBITDA, excluding a restructuring charge of $1.3 million ($0.04 per share), improved to negative $5.3 million ($0.15 per share) from negative $9.3 million ($0.26 per share) in the prior year period, and negative $8.4 million, ($0.23 per share) in the first fiscal quarter. Net loss excluding restructuring was $11.4 million ($0.32 per share), compared to a loss of $14.0 million ($0.39 per share) reported for the quarter ended June 30, 2001.

"We have made solid progress toward achieving cash flow breakeven," said Sunny
C. Vanderbeck, Data Return chairman and CEO. "Through our cost saving measures and staff reductions, we reduced our quarterly operating expenses by $4.4 million and have moved closer to aligning our business model to current revenue levels. Looking ahead, we expect to garner the benefit from our current cost savings, as we realize a full quarter's impact of our previous actions."

On November 2, the Company announced it had entered into a definitive agreement to be acquired by divine, inc. in a stock-for-stock transaction. In connection with the merger agreement, divine and Data Return entered into a secured credit facility providing Data Return with up to $12.8 million in interim financing. Under the terms of the stock-for-stock merger agreement, unanimously approved by the Board of Directors of each company, divine will acquire all of the outstanding shares of Data Return common stock for a fixed exchange rate where each outstanding share of Data Return will be converted into the right to receive 1.9876 shares of divine's Class A Common Stock based on the current number of outstanding Data Return shares. The transaction will be subject to customary regulatory approvals as well as approval of two-thirds of Data Return's shareholders.

"We continue to provide our customers with the highest standard of managed hosting," added Vanderbeck. "We are energized by the prospect of our merger with divine, combining Data Return's depth in highly automated operations with divine's Managed Services' breadth of platforms. Together, we will be able to offer our higher standard of managed services across a wider variety of platforms than other hosting company."

Vanderbeck continued, "divine's internal distribution channel of 300 enterprise sales professionals, 3,000 professional services personnel and a $400 million software services business will enable us to address the needs of the enterprise. This will benefit both companies' customers by addressing all of their managed services needs."

New clients added during the second fiscal quarter include BNA Software, Access Coverage Corp. and MSN Arabia. Existing customers who expanded their service relationships with the Company include Ticketmaster, H&R Block, Opus-i, Experio, and Homeservices.com among others.

Q2 FY2002 Financial and Operational Highlights

 . The Company executed a cost-reduction plan that will result in quarterly savings of $4.4 million and annual cost savings of $17.5 million. As part of the plan employee headcount decreased by 115 to 332 from 447 in the first quarter.

 . Dedicated managed hosting revenue was $10.7 million, an increase from $10.2 million in the prior year period, and a decrease from $11.4 million in the first quarter.

 . Average annualized revenue per customer for the second quarter increased to $151,000, from $147,000 in the second quarter of last year and a decrease from $164,000 in the first quarter.

 . Average monthly revenue per dedicated server was $2,942 versus $3,241 in the first quarter and $3,195 in the second quarter of last year.

 . Customer churn decreased to 6.7% in the second quarter. Of this total, planned churn associated with seasonality and other factors was 36%; customer downgrades comprised 17%, and customer departures and terminations comprised the remaining 47%.

 . Gross dedicated customer additions totaled 32 enterprise customers during the second quarter.

 . Revenue mix at the end of the second quarter was 66% enterprise, 12% dot-com and 22% ASP.

 . Total number of servers managed by Data Return was 1,252 at the end of the second quarter.

Total revenue for the first half of fiscal 2002 increased 20% to $25.7 million from $21.4 million in the first half of the prior fiscal year. EBITDA, excluding restructuring costs for the six months ending September 30, 2001 improved to negative $13.7 million from negative $16.2 million in the first six months of fiscal 2001. Net loss excluding restructuring for the six month period was $25.4 million, or $0.70 per share, compared to a loss of $14.0 million, or $0.39 per share, reported for the six months ended September 30, 2000.


Conference Call

Data Return will conduct a conference call on Friday, Nov. 9, at 9 a.m. EST. To participate in the conference call, please dial 212-346-0162. If you are unable to participate in the live conference call, a replay will be made available. To access the replay, please dial 858-812-6440 and enter the pass code "19968790" from approximately two hours after the call until 7 p.m. EST on Nov.13, 2001. The conference call will also be accessible on Data Return's web site at www.datareturn.com.
                          ------------------

About Data Return

Recognized as the Microsoft Windows 2000 Global Hosting Partner of the Year 2000, Data Return specializes in providing high-availability managed hosting services for companies whose applications are based on Microsoft technologies. These services are utilized by many leading enterprises including Microsoft, Compaq Computer Corporation, RadioShack.com, Texas Instruments, H&R Block and The World Bank. Data Return also provides managed infrastructure services for the rapidly growing market of Application Service Providers (ASPs). Data Return strategic investors and Global Alliance Partners include Microsoft, Compaq Computer Corporation and Level 3 Communications. For more information, visit www.datareturn.com.
------------------

This press release contains forward-looking information. Statements made in this press release that state Data Return's or management's intentions, plans, beliefs, expectations or predictions of "future events" are forward-looking statements. Actual results may differ materially due to a number of risks, including the following: changes in external competitive market factors; changes in or an inability to execute Data Return's business strategy; unanticipated changes in the hosting industry; the economy in general; changes in the use of the Internet; failure of the proposed transaction with Divine to close due to the failure to obtain regulatory or other approvals; failure of Data Return's shareholders and, if their consent is required, failure of divine's stockholders to approve the transaction; the risk that Data Return's business and other businesses acquired by divine will not be integrated successfully or that divine will incur unanticipated costs of integration; the combined company's ability to execute its integrated Web-based software services, professional services, and managed services strategy; the uncertainty of customer demand for enterprise Web software and services; the combined company's ability to develop new products and services and enhance and support existing products and services; the combined company's ability to maintain Data Return's vendor and strategic partner relationships and retain key employees; increasing competition from other providers of software solutions and professional services; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to the proposed merger. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in divine's and Data Return's most recent respective Forms 10-K and 10-Q filed with the SEC. The forward-looking statements contained herein represent the judgment of Data Return as of the date of this release, and Data Return disclaims any intent or obligation to update or revise such forward-looking statements to reflect any change in Data Return's expectations with regard thereto or any change in events, conditions or circumstances on which such statements are based.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE DATA RETURN CORPORATION MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

divine, inc. and Data Return Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Data Return with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001. Information regarding Data Return's directors and executive officers is included in Data Return's amended Annual Report on Form 10-K, which was filed with the SEC on July 30, 2001. Additional information regarding both companies will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.



Data Return is trademark of Data Return Corporation. All other trademarks are the property of their respective holders.


                           Data Return Corporation
                           Statements of Operations
                      in thousands, except per share data
                                  (unaudited)

                                       Three Months Ended       Six Months Ended
                                         September 30,            September 30,
                                        2001        2000        2001        2000
                                      --------    --------    --------    --------
Revenues                              $ 12,160    $ 12,356    $ 25,743    $ 21,436

Costs and expenses:
 Cost of revenue                        11,839      11,525      24,997      20,536
 General and
  administrative                         5,269       5,755      11,205       9,986
 Marketing and sales                     4,671       7,050      11,557      11,647
 Product research
  and development                        1,115       1,113       2,334       1,885
 Stock based
  compensation                              59          25          74         125
 Restructuring Costs                     1,343           -       3,534           -
                                      --------    --------    --------    --------
Total costs
 and expenses                           24,296      25,468      53,701      44,179
                                      --------    --------    --------    --------
Loss from Operations                   (12,136)    (13,112)    (27,958)    (22,743)

Other income (expense):
 Interest income                           148       1,089         555       2,315
 Interest expense                         (881)       (541)     (1,733)       (986)
 Other expense, net                         93           -         131           -
                                      --------    --------    --------    --------
Loss before
 cumulative effect
 of change in
 accounting
 principle                             (12,776)    (12,564)    (29,005)    (21,414)

Cumulative effect of
 change in accounting
 principle                                   -           -           -      (1,626)
                                      --------    --------    --------    --------
Net loss                              $(12,776)   $(12,564)   $(29,005)   $(23,040)
                                      ========    ========    ========    ========

Basic and diluted
 net loss per
 common share:
  Before cumulative
   effect of change
   in accounting
   principle                            $(0.35)     $(0.35)     $(0.80)   $  (0.60)

  Cumulative effect
   of change in
   accounting
   principle                          $      -    $      -    $      -    $  (0.05)
                                      --------    --------    --------    --------
Net loss per
 common share:
  Basic and
   diluted                              $(0.35)     $(0.35)     $(0.80)   $  (0.65)
                                      ========    ========    ========    ========
Shares used in
 computing basic
 and diluted net
 loss per share                         36,148      35,625      36,083      35,534
                                      ========    ========    ========    ========
Other financial data:
EBITDA (1)                            $ (6,692)   $ (9,362)   $(17,322)   $(16,386)
                                      ========    ========    ========    ========

(1) EBITDA consists of loss from operations plus depreciation and amortization, including amortization of unearned stock based compensation. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net loss or net cash used in operating activities, but may be useful to investors as an indication of operating performance. Our calculations of EBITDA may not be consistent with calculations of EBITDA used by other companies.


                            Data Return Corporation
                          Consolidated Balance Sheet
                                (in thousands)

                                              September 30,   March 31,
                                                  2001          2001
                                              -------------   ---------
                                              (unaudited)
Assets
Current assets:
 Cash                                              8,576      33,366
 Restricted cash                                   2,000           -
 Accounts receivable, net of allowance
  for doubtful accounts of $1,454 and
  $1,589 at September 30, 2001 and
  March 31, 2001, respectively                     5,779       8,477
 Prepaid expenses and other assets                 1,380       1,189
                                                 -------     -------
Total current assets                              17,735      43,032

 Property and equipment, net                      39,060      44,104
 Other assets                                        384         496
                                                 -------     -------
Total assets                                      57,179      87,632
                                                 =======     =======
Liabilities and shareholders' equity
Current liabilities:
 Accounts payable                                  2,345       2,443
 Accrued expenses and other                        4,824       4,265
 Deferred revenue                                  4,384       5,717
 Capital lease obligations - short term           15,985      12,873
                                                 -------     -------
Total current liabilities                         27,538      25,298

Capital lease obligations - long term             13,381      18,173
Commitments and contingencies                          -           -
                                                 -------     -------
Total liabilities                                 40,919      43,471

Shareholders' equity
 Preferred stock, $.001 par value;
  20,000 shares authorized, none
  issued or outstanding                                -           -
 Common stock, $.001 par value;
  100,000 shares authorized;
  36,172 and 35,979 issued and
  outstanding at September 30, 2001
  and March 31, 2001, respectively                    36          36
 Additional paid-in capital                      110,784     110,497
 Prepaid broadband services                       (3,571)     (4,594)
 Deferred stock compensation                         (89)       (119)
 Accumulated deficit including
  comprehensive income                           (90,900)    (61,659)
                                                 -------     -------
Total shareholders' equity                        16,260      44,161
                                                 -------     -------
Total liabilities and shareholders' equity        57,179      87,632
                                                 =======     =======